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                                                 ARC


                             November 9, 2001

Mr. Gary J. Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004

Re: Allied Riser Communications Corporation ("ARC") 7.50 %
    Convertible Subordinated Notes due 2007  ("Notes")

Dear Mr. Wolfe:

This letter responds to your letter dated November 7, 2001. Without addressing each point raised, I think it is important to set the record straight regarding your contention that there was an agreement by ARC to repurchase Notes as you set forth in your letter. ARC neither offered nor accepted any offer for the repurchase of Notes as you described.

With regard to the proposal by your clients that ARC enter discussions for the purchase of all the ARC shares at a fair, negotiated cash price, ARC is prepared to consider such an offer, when made, consistent with its fiduciary duties and contractual obligations. As you know, ARC is party to the Agreement and Plan Of Merger dated as of August 28, 2001 by and among Allied Riser Communications Corporation, Cogent Communications Group, Inc. and Agustus Caesar Merger Sub, Inc., as amended (the "Merqer Agreement"). Pursuant to Section 4-02 of the Merger Agreement, ARC is unable to participate in any such discussions or negotiations prior to receiving a "Superior Proposal" as defined in the Merger Agreement. Attached to this letter is a copy of the relevant Merger Agreement provisions.

                             Sincerely,


                             /s/ Michael R. Carper
                             ---------------------------
                                 Michael R. Carper


cc: Mr. Gerald Dinsmore
    Mr. Don Lynch
    Mr. R. David Spreng
    Mr. Blair P. Whitaker




03872001.AB2